State  of Delaware
Secretary of State
Division of Corporations
Delivered 05:46 PM 12/01/2008
FILED 05:22  PM 12/01/2008
SRV 081154964  - 3727495 FILE

CERTIFICATE OF FORMATION
OF
MARLIN TEXAS GP, L.L.C.

I, the undersigned natural person of the age of eighteen years or more, acting as an authorized person of a limited liability company under the Delaware Limited Liability Company Act, as amended, do hereby submit the following Certificate of Formation for such limited liability company:

ARTICLE I

The name of the limited liability company is Marlin Texas GP, L.L.C.

ARTICLE II

The address of the limited liability company’s initial registered agent in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of its initial registered agent at such address is the Corporation Service Company.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of November, 2003.

/s/ Richard G. Zepernick, Jr.
Richard G. Zepernick, Jr., Authorized Person